UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(RULE 13D – 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 7)*

HUMANIGEN, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 per share

(Title of Class of Securities)

444863 10 4

(CUSIP Number)

Nomis Bay LTD

Wessex House, 3rd Floor, 45 Reid Street

Hamilton, Bermuda, HM 12

441-279-2088

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

06-09-2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 444863 10 4

1	name of reporting persons i.r.s. identification nos. of above persons Nomis Bay LTD
2	check the appropriate box if a member of a group*		(a) ☐ (b) ☐
3	sec use only
4	source of funds* WC
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)		☐
6	citizenship or place of organization Bermuda
number of shares beneficially owned by each reporting person with	7	sole voting power 2,892,473
	8	shared voting power 0
	9	sole dispositive power 2,892,473
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 2,892,473
12	check box if the aggregate amount in row (11) excludes certain shares*		☐
13	percent of class represented by amount in row (11) 4.90% (1)
14	type of reporting person* OO

* SEE INSTRUCTIONS

(1) Based upon 59,083,706 shares of Common Stock outstanding as of May 5, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the U.S. Securities and Exchange Commission on May 13, 2021.

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) amends and supplements the statement on Schedule 13D of Nomis Bay LTD (the “Reporting Person”) filed on July 13, 2016 (the “Original Schedule 13D”) with the Securities and Exchange Commission (the “SEC”); Amendment No. 1 to the Original Schedule 13D filed on February 1, 2018 (“Amendment No. 1”) with the SEC; Amendment No. 2 to the Original Schedule 13D filed on February 1, 2018 (“Amendment No.2”) with the SEC; Amendment No. 3 to the Original Schedule 13D filed on July 21, 2020 (“Amendment No. 3”) with the SEC; Amendment No. 4 to the Original Schedule 13D filed on March 25, 2021 (“Amendment No.4”) with the SEC; Amendment No. 5 to the Original Schedule 13D filed on May 27, 2021 (“Amendment No.5”) with the SEC; and Amendment No. 6 to the Original Schedule 13D filed on June 6, 2021 (“Amendment No.6”) with the SEC and as amended hereby, the “Schedule 13D”. This filing of Amendment No. 7 relates to the Reporting Person’s beneficial ownership of the Shares (herein defined) of the Issuer (herein defined). Except as expressly amended or supplemented in this Amendment No. 7 all other information is the Schedule 13D is as set forth therein. Only the Items amended are set forth herein. Unless otherwise defined, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D.

This Amendment No. 7 reflects various sales of the Shares (as more particularly described below) by the Reporting Person, and the corresponding change in beneficial ownership of Shares by the Reporting Person.

Item 1. Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

This statement relates to the Common Stock, par value $0.001 (the “Shares”), of Humanigen, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 533 Airport Boulevard, Suite 400, Burlingame CA 94010.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the incorporation by reference of the information provided below in the response to Item 5.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of Common Stock on 21st June 2021.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover page to this Amendment No. 7 for the aggregate number of shares of Common Stock and the percentage of the Common Stock beneficially owned by the Reporting Person.

(b)	See rows (7) through (10) of the cover page to this Amendment No. 7 for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	From April 22, 2021 through June 21, 2021, the Reporting Persons disposed of 2,007,527 shares of Common Stock in a series of transactions. Details by date are provided below.

Number of shares of Common Stock	Date	Price Per Share Consideration[1]	Type of Transaction
25,000	04/30/2021	19.031	Open Market Sale
100,000	05/03/2021	19.260	Other[2]
2,017	05/03/2021	19.307	Open Market Sale
48,449	05/05/2021	19.540	Open Market Sale
50,000	05/07/2021	19.166	Open Market Sale
2,430	05/10/2021	19.000	Open Market Sale
18,739	05/11/2021	18.392	Open Market Sale
10,100	05/12/2021	18.470	Open Market Sale
25,000	05/13/2021	17.024	Open Market Sale
55,377	05/14/2021	18.124	Open Market Sale
7,234	05/14/2021	18.073	Open Market Sale
25,000	05/17/2021	18.274	Open Market Sale
42,197	05/18/2021	18.274	Open Market Sale
35,000	05/20/2021	19.542	Open Market Sale
79,800	05/21/2021	20.839	Open Market Sale
100,785	05/24/2021	20.078	Open Market Sale
59,483	05/25/2021	20.262	Open Market Sale
119,789	05/26/2021	21.421	Open Market Sale
153,405	05/27/2021	21.951	Open Market Sale
16,220	05/28/2021	22.803	Open Market Sale
35,725	06/03/2021	18.514	Open Market Sale
50,000	06/04/2021	18.530	Open Market Sale
291,565	06/07/2021	20.054	Open Market Sale
146,685	06/08/2021	20.118	Open Market Sale
233,200	06/09/2021	20.870	Open Market Sale
100,000	06/10/2021	21.277	Open Market Sale
100,000	06/11/2021	21.542	Open Market Sale
23,430	06/14/2021	21.193	Open Market Sale
25,897	06/15/2021	20.125	Open Market Sale
25,000	06/17/2021	19.547	Open Market Sale
100,000	06/21/2021	18.926	Open Market Sale

[1]	A total of approximately $80,300.00 in commissions was also paid in connection with these sales.
[2]	The reporting person disposed of the common stock in a private transaction in exchange for services rendered having an estimated market value of $1,926,000

(d)	The Reporting Person and its stockholders have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares reported herein in accordance with their respective ownership interests in the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Title	Price	Transaction Date	Code	Quantity	Expiration Date	Price
Call Option (Obligation to sell)	$20	05/12/2021	S	500	05/21/2021	$0.1
Call Option (Obligation to sell)	$20	05/20/2021	S	100	05/21/2021	$0.15
Call Option (Obligation to sell)	$22.5	05/21/2021	S	141	05/21/2021	$0.05
Call Option (Obligation to sell)	$20	05/21/2021	S	200	05/21/2021	$0.5
Call Option (Obligation to sell)	$22.5	06/07/2021	S	200	06/18/2021	$0.6
Call Option (Obligation to sell)	$20	06/07/2021	S	500	06/18/2021	$1.35
Call Option (Obligation to sell)	$22.5	06/08/2021	S	254	06/18/2021	$0.7
Call Option (Obligation to sell)	$22.5	06/14/2021	S	917	06/18/2021	$0.51
Call Option (Obligation to sell)	$20	06/16/2021	S	100	06/18/2021	$0.51
Call Option (Obligation to sell)	$22.5	06/17/2021	S	100	06/18/2021	$0.05
Call Option (Obligation to sell)	$20	06/17/2021	S	501	06/18/2021	$0.10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2021

Nomis Bay LTD

By:	/S/ Peter Poole
Name:	Peter Poole
Title:	Director